Exhibit 21.1

Significant Subsidiaries of Barnes & Noble, Inc.

1.	Barnes & Noble Booksellers, Inc., a Delaware corporation.

2.	Barnes & Noble Marketing Services LLC, a Virginia limited liability company.

3.	Barnes & Noble Purchasing, Inc., a New York corporation.

4.	Barnes & Noble Services, Inc., a New York corporation.

5.	NOOK Digital, LLC, a Delaware limited liability company.

6.	Sterling Publishing Co., Inc., a Delaware corporation.

7.	Barnes & Noble Café LLC, a Delaware limited liability company.